UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	02 August 2023 - Haleon Half Year Results 2023

99.1

2 August 2023

2023 Half year results
Six months ended 30 June 2023 (unaudited)

Strong growth, driven by price with another quarter of positive volume mix
●	H1 revenue +10.6% to £5,738m, organic growth1 +10.4% with 7.5% price and 2.9% volume/mix
●	Power Brands +10.1% organic growth1; with Sensodyne, parodontax, Panadol, Denture Care and Otrivin standouts
●	55% of our business gained or maintained market share2 year to date

Increased operating profit given positive operational leverage
●	H1 Adjusted operating profit1 increased 8.9% constant currency to £1,271m
●	H1 Adjusted operating profit margin1 22.2%, down 40bps constant currency
●	H1 Reported operating profit increased 26.8% to £1,141m

Strong execution in delivering on deleveraging commitment
●	H1 net cash flow from operating activities was £749m with Free cash flow of £369m
●	Net debt at 30 June 2023 was £9,525m, representing 3.4x last 12 months net debt/adjusted EBITDA1
●	Agreed disposal of Lamisil for aggregate consideration of £235m; we expect total cash realised in connection with the disposal to be around £250m4. Completion expected in Q4.
●	Interim dividend declared of 1.8 pence per share
Well placed for future growth, updated guidance
●	FY2023 organic revenue growth1 now expected to be 7-8%
●	FY2023 adjusted operating profit growth of 9-11% constant currency
●	Well placed to deliver on medium term guidance

Brian McNamara, Chief Executive Officer, Haleon said:

”One year from listing, we are very pleased with Haleon’s first half results. We delivered double digit organic revenue growth, with both price and positive volume mix. Encouragingly this trend was consistent across the first and second quarters. Our growth was also broad based across regions and categories. Performance in the first half also remained competitive with c.55% of our business gaining or maintaining share2, reiterating the resilience of the brand portfolio.

Operating results constant currency were strong, underpinning the increase in full year organic sales growth and adjusted operating profit constant currency guidance shared today. At the same time, we will continue to invest in the business for long term sustainable growth.

Looking ahead, whilst we continue to expect a challenging environment given further pressure on consumer spending and global geopolitical and macroeconomic uncertainties, we remain confident in the resilience of Haleon’s incredible portfolio of category leading brands. Our strategy is delivering, demonstrated with the strength of our results, and we remain confident that Haleon is well positioned for the rest of the year, as well as over the longer term.”

1.
Organic revenue growth, Adjusted operating profit, Adjusted operating profit margin, Adjusted diluted earnings per share and Free cash flow are non-IFRS measures; definitions and calculations of non-IFRS measures can be found on pages 34 to 43
2.
Market share statements throughout this report are estimates based on the Group’s analysis of third party market data of revenue for ytd May 2023 including IQVIA, IRI and Nielsen data. Represents % of brand-market combinations gaining or maintaining share (this analysis covers c.90% of Haleon’s total revenue)
3.
The commentary in this announcement contain forward-looking statements and should be read in conjunction with the cautionary note on page 34
4.
This includes an additional c.£15m expected to be realised from the release of working capital allocated to Lamisil

Adjusted results2			Reported results
Six months ended 30 June	2023	vs 2022		2023	vs 2022
Organic revenue growth		10.4%	Revenue	£5,738m	10.6%
Adjusted operating profit	£1,271m	8.9%3	Operating profit	£1,141m	26.8%
Adjusted operating profit margin	22.2%	(40)bps3	Operating profit margin	19.9%	260 bps
Adjusted diluted earnings per share	8.5p	(8.3)%3	Diluted earnings per share	7.4p	32.1%
Free cash flow	£369m	£(184)m	Net cash flow from operating activities	£749m	£69m
1.
The commentary in this announcement contain forward-looking statements and should be read in conjunction with the cautionary note on page 34.
2.
Organic revenue growth, Adjusted operating profit, Adjusted operating profit margin, Adjusted diluted earnings per share and Free cash flow are non-IFRS measures; definitions and calculations of non-IFRS measures can be found on pages 34 to 43.
3.
Change at constant currency.

Outlook

For FY 2023 the Company now expects:
●   Organic revenue growth to be 7-8%. This compares with “towards the upper end of the 4-6% range” as shared in the Q1 Trading Statement on 3 May 2023.
●   Adjusted operating profit growth to be 9-11% constant currency
●   Net interest expense of c.£350m
●   Adjusted effective tax rate of 23-24%

Dividend

Consistent with our previous guidance, the Board has declared a H1 2023 interim dividend of 1.8 pence per ordinary share.

This interim dividend is expected to be paid on 5 October 2023 to holders of ordinary shares and US American Depositary Shares (ADS) on the register as of 25 August 2023 (the record date). The ex-dividend date is expected to be 24 August 2023. For ordinary shareholders wishing to participate in the Dividend Reinvestment Programme (DRIP), the election deadline for the DRIP is 14 September 2023.

Foreign exchange

Whilst we do not guide specifically on foreign exchange, translational foreign exchange based on spot rates as at 30 June 2023 and using FY2022 results as a base, would have a negative impact of c.4% on revenue and negative impact of c.6.5% on Adjusted operating profit.

Presentation for analysts and shareholders:

A recorded results presentation by Brian McNamara, Chief Executive Officer, and Tobias Hestler, Chief Financial Officer, will be available shortly after 7:00am BST (8:00am CET) on 2 August 2023 and can be accessed at www.haleon.com/investors. This will be followed by a Q&A session at 10:00am BST (11:00am CET).

For analysts and shareholders wishing to ask questions, please use the dial-in details below which will have a Q&A facility:

UK	0800 358 1035
US	+1 646 664 1960
All other:	+44 204 587 0498
Passcode:	01 70 24

An archived webcast of the presentation will be available later on the day of the results and can be accessed at https://www.haleon.com/investors

Financial reporting calendar

Q3 2023 trading statement	2 November 2023
FY 2023 results	February 2024

Enquiries
Investors		Media
Sonya Ghobrial	+44 7392 784784	Zoe Bird	+44 7736 746167
Rakesh Patel	+44 7552 484646	Nidaa Lone	+44 7841 400607
Emma White	+44 7792 750133
Email: investor-relations@haleon.com		Email: corporate.media@haleon.com

About Haleon plc
Haleon (LSE/NYSE: HLN) is a global leader in consumer health, with a purpose to deliver better everyday health with humanity. Haleon’s product portfolio spans five major categories – Oral Health, Pain Relief, Respiratory Health, Digestive Health and Other, and Vitamins, Minerals and Supplements (VMS). Its long-standing brands – such as Advil, Sensodyne, Panadol, Voltaren, Theraflu, Otrivin, Polident, parodontax and Centrum – are built on trusted science, innovation and deep human understanding.

For more information please visit www.haleon.com

Guiding strategy

Haleon is led by its purpose to deliver better everyday health with humanity.

A clear approach to deliver on our growth ambitions is built on a world class portfolio of category leading brands in a growing sector across an attractive geographic footprint. This leverages competitive capabilities combining deep human understanding with trusted science, brand building and innovation, leading route to market and leading digital capabilities.

Haleon aims to outperform through a focus on increasing household penetration and capitalising on new and emerging growth opportunities across channels and geographies, underpinned by a strong focus on execution and financial discipline to improve profitability and sustain reinvestment in growth. Critically, running a responsible business, which is integral to all that we do, allows Haleon to reduce risk and support performance.

Taken together, over the medium term, this is expected to drive organic annual sales growth of 4-6%, sustainable moderate adjusted operating margin expansion constant currency per annum. All of this, whilst supporting our investment for growth, delivering consistent high cash conversion and maintaining a focus on our clear and disciplined capital allocation policy.

Business review – Maximising growth

The strength of Haleon’s portfolio resulted in 10.4% organic growth during H1 2023, with the growth of Power Brands broadly in line with this at 10.1%. Additionally, Local Growth brands outperformed in H1 2023, increasing 14.1%, supported by the strong growth in China by Fenbid and Contac. Throughout the half, Haleon’s strategy continued to deliver strong performance, underpinned by the Company’s ability to leverage its deep human understanding combined with its trusted science capabilities.

Haleon continued to make strong progress against its four key strategic pillars during H1 2023.

Leading portfolio – performance driven by innovation, brand building and geographic and channel expansion

Across the portfolio for the year to date (to the end of May 2023), 55% of Haleon’s business gained or maintained market share with momentum improved in recent months.

In Oral Health, where revenue increased 10.5% and organic revenue grew 10.8%, Haleon sustained its track record of outperformance, driven by double digit growth by the Power Brands, and all three gained share. This very strong growth was driven by successful brand building campaigns and activation, innovation and continued geographic expansion. There were a number of launches in the first half, particularly leveraging our trusted science capabilities, including Sensodyne Pronamel Active Shield which uses our most advanced enamel protection technology. This product builds on existing Pronamel technology by optimising the formulation to drive more fluoride into enamel, creating a remineralised surface that improves resistance to acidity. Having launched in the first half in the US, this innovation will be rolled out in a number of markets during the second half of the year. We also launched parodontax Active Gum Repair which has been clinically proven to help bleeding, swollen and inflamed gums to repair, reversing early gum problems. Early results show strong consumer uptake. Additionally, we continued to see strong success from previous launches such as Polident Max Hold Plus which we launched in 2022 driving strong growth of fixatives in the first half with consumption growing faster than the market, and now present in 20 markets.

In Vitamins, Minerals and Supplements revenue was flat and declined 0.5% organically. As expected, the tough comparatives from capacity coming on stream and subsequent re-piping in the prior year impacted results as did the change in consumer behaviour in the immunity subcategory, particularly in the US, as consumers became less concerned about COVID-19. Centrum organic growth in the first half increased low-single digit overall, driven by strength in EMEA and LatAm and to a lesser extent in Asia Pacific. Haleon continued to leverage its trusted science focus through the clinical studies completed in 2022 and earlier this year on Centrum Silver, which demonstrated positive results on cognitive function of adults 65 years and older, thereby providing a new claim and activation for the product. During the half, we activated this claim across a number of markets leading to double digit growth and market share gains in the multi-vitamin segment in the US and China.

We also continued to expand our Centrum offering to new markets. Having launched Centrum in India through the e-commerce channel in October 2022 with a campaign to build awareness around multivitamin deficiency, we further expanded the portfolio to include Benefit Blends. Centrum remained the number one multivitamin on Amazon in India (by revenue), where 70% of new Centrum consumers are also new to the multivitamin subcategory. Similarly in Egypt, where we launched the brand in November 2022, Haleon continued to drive further market share gains helped by strong awareness campaigns using both traditional and non-traditional channels.

Haleon remains focused on using its unique consumer insight to evolve delivery formats and deliver new use occasions to make it easier for consumers to use our products. In the US in Q2 2023, Haleon launched Emergen-C crystals, a ‘no-water needed’ solution delivering key immune-supporting nutrients for adults and children which has seen strong initial consumer feedback.

In Pain Relief, revenue increased 12.6% and was up 12.9% organically. Fenbid and Panadol were standout performers.

Fenbid sales more than doubled, driven by the cessation of selling restrictions following the end of COVID-19 lockdowns in China. Panadol benefited from exceptional growth in EMEA and LatAm as a result of the success of the new ‘Release starts here’ campaign, which leverages the overall brand franchise at the same time as addressing specialist need states such as migraine, body pain, night and headache.

In line with our purpose and strategy to identify and support new and emerging health trends, we launched natural variants across a number of markets to expand our reach, as our natural launches are designed to engage with a younger consumer base. Recent launches included Panadol PanaNatra which we launched in Australia with strong early results providing a platform for future innovation.

Haleon also launched Voltaren 24 hour medicated patch in a number of markets which delivered 60% incremental new sales and gained leading market share in the 24 hour patch segment. In addition, we further extended the range of Advil Dual Action to Back Pain, the third most common pain indication, and an underserved consumer need with only 20% of consumers currently “very satisfied” with current back pain treatments. The product has received positive early feedback with convenience, value and back pain efficacy highlighted by users.

In Respiratory Health revenue increased 22.8% and organic revenue was up 22.0%. This growth was largely delivered in the first quarter given the strong cold and flu season and by growth in China of Contac following the end of COVID-19 lockdowns. Cold and flu added 2% to the Group’s first half organic sales.

Theraflu growth was strong, supported by successful innovation as well as strong execution in market. Theraflu Max+ saw particularly strong growth in its markets and is now c.25% of Theraflu sales in the US. Beyond this, we continued to see strong uplift from natural products launched in previous years, such as Theraflu ProNaturals.

In allergy, we enhanced our offering in allergy with Flonase Nighttime Allergy Relief, providing up to six hours relief from night time allergy symptoms. We also expanded our Robitussin range with Robitussin Medi-Soothers, a dual-action liquid-filled lozenge that soothes sore throats and treats coughs.

Digestive Health and Other saw 8.6% revenue growth and organic revenue growth of 7.7%. Revenue in this category is split across three areas, c.50% Digestive Health, c.25% Skin Health and c.25% Smoking Cessation brands. Broad based growth across all of the subcategories supported performance in the first half.

We strengthened our position in Tums in the US and grew household penetration within the strategic growth segment of young consumers.

We also rolled out a natural proposition of Fenistil across Central Eastern Europe to bring new users into the itch relief category.

Innovation accelerating growth

The focus on innovation to accelerate growth continued and we strengthened the portfolio with new launches. During the year, locally relevant propositions were launched across several markets, targeting a younger consumer base for whom relevance is increased with natural based propositions. We launched Tums + Sleep in the US, a melatonin-containing chewy bite product that addresses heartburn and helps consumers fall asleep. In India, we targeted younger consumers to Eno through Eno Chewy Bites which we launched in June through our online channel.

Marketing effectiveness

Haleon Advertising and Promotion (A&P) spend was up 4.0% at constant currency for the half and up 4.7% AER, with spend equally split between offline and online media channels. Importantly, consumer facing A&P spend excluding Russia was up 8.0% constant currency for the half.

Marketing to Healthcare professionals strengthened with Haleon’s HealthPartner portal, an online hub for healthcare professionals launched in 2019 in one market and now scaled globally to 50 markets. During the first half, we scaled more engagements with this platform and know from our analytics this helps secure more recommendations. A recent study in the US showed that experts who have engaged on the portal recommend our toothpaste about 30% more than those who haven’t.

Beyond this, we continued to roll out Otrivin “Actions to Breathe Cleaner” campaign where Haleon collects pollution by-products and uses them to make certified non-toxic pencils for underprivileged children in India. This initiative has cleaned over 8 billion cubic feet of air to date and driven over 240m impressions through earned media and won a number of marketing awards including Campaign of the Year and Gold Award (environmental category) at the Campaign PR Awards Asia.

Increased channel penetration

Within channels, there remains an opportunity for increased e-commerce penetration. e-commerce represented 9% of Haleon’s sales year to date. Improved content, optimised media, increased investment in high traffic events such as China contributed to growth. In China, one of Haleon’s largest e-commerce markets, sales grew double digit with strong Sensodyne performance during the 618 shopping festival.

Maintain strong execution and financial discipline

We fuel our growth agenda through strong execution and disciplined cost management. In combination with sales growth, this approach enables us to free up resources for reinvestment, while creating value for our stakeholders.

Haleon continued to focus on driving value from third-party expenditure and offset headwinds from input prices and commodity inflation through a combination of forward buying, value engineering and new supplier introductions.

Haleon managed to largely offset inflationary cost pressures in the half through a combination of pricing and other initiatives. However, this combined with transactional foreign exchange losses resulted in adjusted gross profit up 9.1% constant currency at £3.6bn and adjusted gross profit margin across the business down 70bps constant currency at 62.3%.

Additionally, initiatives were put in place to ensure Haleon was able to meet demand from consumers. For example, in China, Fenbid and Contac saw strong growth following the lifting of COVID-19 related restrictions towards the end of 2022 despite tight labour conditions arising from COVID-19 outbreaks. Haleon was able to double its manufacturing output at its Tianjin facility to ensure adequate supplies of these products to Chinese consumers and hospitals. Strong collaboration with partners ensured raw material supply to our facility.

Across the business, Haleon also undertook SKU rationalisation and improved logistics productivity through warehousing and outbound freight consolidation which helped to partially offset freight and distribution cost inflation. Simultaneously, the business continued its insourcing initiatives, improved return on investment on promotional spend and optimised price-pack architecture across the portfolio.

During the half, we made good progress on our programme to increase agility and productivity across the business, with implementation now underway. This is expected to result in annualised gross cost savings of c. £300 million over the next three years, with the benefits largely expected in FY 2024 and FY 2025.

Separately, consistent with our strategy to be proactive in managing our portfolio, Haleon reached an agreement with Karo Healthcare AB for the disposal of our rights to Lamisil topical for a total consideration of £235 million. Including working capital to be released, the total cash realised from the disposal is expected to be around £250 million. This disposal will also simplify Haleon’s portfolio and allow us to reallocate resources to other drivers of Haleon’s growth. The transaction is expected to complete in Q4 2023. Proceeds from the disposal will be used to pay down debt, underpinning our confidence to de-lever to net debt/Adjusted EBITDA below 3x during 2024.

In July, it was announced that Haleon had reached a licensing agreement with Futura Medical to exclusively commercialise the first FDA approved topical erectile dysfunction (ED) treatment for OTC use in US.

At the demerger in July 2022, Haleon had net debt of £10,707m, representing leverage of around 4x net debt/Adjusted EBITDA. Strong cash generation and Adjusted EBITDA growth since then, resulted in Haleon closing the first half with leverage of 3.4x. Net debt at 30 June 2023 stood at £9,525m. As debt is largely matched to the regions where profit is earned, there is a natural hedge on foreign exchange movements over time.

Run a responsible business
Running a responsible business is one of our strategic priorities. We deliver our strategy through three interconnected focus areas: our commitment to making everyday health more inclusive, reducing our environmental impact, and operating with ethical, responsible, and transparent behaviours and standards of conduct. In March, the Board established an Environmental & Social Sustainability Committee to focus on this important area for Haleon.

Progressing against existing environmental targets

We aim to reduce our Scope 3 carbon emissions from source to sale by 42% by 2030, based on a 2020 baseline. To achieve this, we are working with our suppliers to accelerate their transition to renewable electricity, since purchased goods and services account for 56% of Haleon’s carbon emission footprint across Scope 1, 2 and 3. We held our first Supplier Sustainability Summit as Haleon with approximately 200 attendees, to share more about our Responsible Business goals and set clear expectations with our suppliers.

We are also working to make our packaging more sustainable, including our aim to reduce our use of virgin petroleum-based plastic by 10% by 2025, and a third by 2030. As part of this effort, we are exploring the use of pulp-based alternatives to plastic. We are now working with the Bottle Collective to explore the feasibility and co-development of cellulose-based technologies as alternatives to virgin petroleum-based plastics for the packaging of consumer health products. The Bottle Collective, led by PA Consulting and PulPac, has a mission to tackle single-use plastic waste by industrialising a recyclable high-speed, low-cost Dry Molded Fiber bottle process.

We are on track for all product packaging to be recycle-ready by 2025 where safety, quality and regulations permit. We continue to roll-out our recycle-ready toothpaste tubes globally and by the end of this year we expect to have launched around 1 billion tubes in market since our roll out began in 2021, two years ahead of our plan to reach this milestone in 2025.

Opportunity to make a difference with health inclusivity

Haleon aims to empower 50 million people a year to be more included in opportunities for better everyday health by 2025. Several examples in H1 2023 demonstrate the work Haleon brands are doing to translate this ambition into action. Through our Panadol brand, we’ve partnered with the Indonesian healthcare app Halodoc to set up a mobile clinic, Panadol Klinik Cekatan. We’ve extended this programme to create the Panadol Pain Phone, a telemedicine unit which connects health professionals to people with limited healthcare access. Designed to bridge the distance between rural communities and medical experts, the Panadol Pain Phone provides a video screen for face-to-face interactions, as well as sensors that measure metrics such as heart rate, blood pressure, temperature, and oxygen levels.

Voltaren in the US launched a campaign aimed at helping caregivers prioritise their own physical health and movement. The brand launched the ‘Acts of Care’ campaign, based on the idea that when caregivers hear from a loved one, it increases their overall wellbeing. Brain mapping shows a 36% increase in wellbeing in caregivers after they hear from a loved one about their value. This was measured with Emotiv EEG headsets, which measured well-being based on brain wave changes in levels of stress, relaxation, excitement, engagement, and attention. The campaign website also has advice for caregivers, to support their own physical and mental health.

Our work to help improve health inclusivity is being recognised. The Health Inclusivity Index was awarded Best Data Visualisation at this year’s Webby Awards, which honour excellence on the Internet. Haleon supported Economist Impact in the publication of the Health Inclusivity Index in 2022, which was recognised this year for demonstrating best in class use of data visualisation by representing complex datasets in innovative, visually appealing and easily comprehensible ways.

Operational review

Category performance

Revenue by product category for the six months ended 30 June 2022 and 2023:

	Revenue (£m)		Revenue change (%)
	2023	2022	Reported	Organic1
Oral Health	1,589	1,438	10.5%	10.8%
VMS	816	816	-	(0.5)%
Pain Relief	1,405	1,248	12.6%	12.9%
Respiratory Health	839	683	22.8%	22.0%
Digestive Health and Other	1,089	1,003	8.6%	7.7%
Group revenue	5,738	5,188	10.6%	10.4%

1.
Definitions and calculations of non-IFRS measures can be found on pages 34 to 43

All commentary below refers to organic revenue growth unless otherwise stated.

Key category performance was as follows:

Oral Health

Organic revenue growth of 10.8%, with all 3 Power Brands delivering robust growth and up double digit. Sensodyne was driven by growth in North America, Middle East & Africa and India. Parodontax benefitted from particularly healthy growth in Middle East and Africa. Denture Care growth was driven by strong performance from innovations such as Polident Max Hold +.

VMS

Organic revenue slightly declined at (0.5)%. As expected, Emergen-C declined double digit in North America due to a tough comparative as a result of the COVID-19 Omicron wave last year and as consumers changed behaviour in this category following normalisation of conditions post COVID-19. Centrum increased low-single digit due to a difficult comparative from trade sell-in following added capacity coming on stream last year. The brand was particularly strong in EMEA & LatAm, up double digit, and saw good growth in Asia Pacific where it increased mid-single digit, which partly offset a decline in North America. Caltrate increased mid-single digit driven by a similar level of growth in China.

Pain Relief

Organic revenue growth of 12.9% largely driven by very strong growth from Fenbid in China following the end of lockdowns in Q4 2022. Advil grew mid-single digit overall. Panadol, up high-single digit, was underpinned by strong performance in Middle East & Africa, Australia and Central & Eastern Europe. Voltaren increased mid-single digit due to strength in the US, Central and Eastern Europe, Italy and India.

Respiratory Health

Organic revenue increased 22.0% given a strong cold and flu season in the first quarter, combined with re-stocking in EMEA and LatAm, and North America given particularly low inventory levels at the end of last year. Allergy sales increased mid-single digit. Theraflu and Otrivin both increased double digit with strength in Central & Eastern Europe and Middle East & Africa. Contac sales almost doubled, driven by growth in China following the end of lockdowns in Q4 2022.

Digestive Health and Other

Organic revenue increased 7.7% with Digestive Health up mid-single digit underpinned by mid-teens growth in Tums and Benefiber, and mid single digit growth in Eno. Smokers Health revenue increased mid-single digit and Skin Health brands increased mid-single digit driven by Fenistil.

Geographical segment performance

Performance by geographical segment for the six months ended 30 June:

	Revenue (£m)		Revenue change (%)
	2023	2022	Reported	Organic1	Price1	Vol/Mix1
North America	2,046	1,873	9.2%	4.7%	4.7%	- %
EMEA and LatAm	2,323	2,069	12.3%	14.9%	13.3%	1.6%
APAC	1,369	1,246	9.9%	11.6%	2.3%	9.3%
Group	5,738	5,188	10.6%	10.4%	7.5%	2.9%

1.
Price and Volume/Mix are components of Organic Revenue Growth. Definitions and calculations of non-IFRS measures can be found on pages 34 to 43.

Adjusted operating profit by geographical segment for the six months ended 30 June:

	Adjusted operating profit (£m)		YoY change	YoY constant currency1
	2023	2022	2023	2023
Group operating profit	1,141	900	26.8%	29.9%
Reconciling items between adjusted operating profit and operating profit2	130	291	(55.3)%	(56.0)%
Group Adjusted operating profit	1,271	1,191	6.7%	8.9%

North America	471	454	3.7%	(2.0)%
EMEA and LatAm	542	467	16.1%	17.6%
APAC	318	300	6.0%	9.7%
Corporate and other unallocated	(60)	(30)	100%	(13.3)%
Group Adjusted operating profit	1,271	1,191	6.7%	8.9%

1.
Definitions and calculations of non-IFRS measures can be found on pages 34 to 43.
2.
Reconciling items for these purposes are the Adjusting Items, which are defined under “Use of Non-IFRS Measures”. A reconciliation between Operating profit and Adjusted operating profit is included under “Use of Non-IFRS Measures”.

Adjusted operating profit margin by geographical segment for the six months ended 30 June:

	Adjusted operating profit margin (%)		YoY change	YoY constant currency1
	2023	2022	2023	2023
North America	23.0%	24.2%	(1.2)%	(1.5)%
EMEA and LatAm	23.3%	22.6%	0.7%	0.5%
APAC	23.2%	24.1%	(0.9)%	(0.5)%
Group1	22.2%	23.0%	(0.8)%	(0.4)%

1.
Definitions and calculations of non-IFRS measures can be found on pages 34 to 43.

2.
Reconciling items for these purposes are the Adjusting Items, which are defined under “Use of Non-IFRS Measures”. A reconciliation between Operating profit and Adjusted operating profit is included under “Use of Non-IFRS Measures”.
North America
●
Revenue grew 9.2% on a reported basis. Organic revenue growth was +4.7%, with 4.7% price and flat volume/mix. During Q2, organic revenue growth was +4.3% with 5.8% price and (1.5)% volume/mix. The decline in volume/mix in Q2 reflected some pull-forward of retailer purchasing in Q1 ahead of price increases and retailer stocking patterns.

●	Oral Health – revenue up high-single digit largely driven by strong demand for Sensodyne, up double digit underpinned by continued innovation driving market share gains.
●
VMS – revenue down double digit due to lapping capacity coming on stream in 2022. Emergen-C declined double digit given tough comparative in H1 2022 due to the Omicron wave. Centrum declined high-single digit due to added capacity in the prior year comparative.

●
Pain Relief – high-single digit revenue growth underpinned by Advil growth benefitting from price increases and market activation. Excedrin up double digit helped by innovation. Voltaren up double digit.

●
Respiratory Health – revenue grew double digit due to high incidence of cold and flu during Q1 and a shortage of cold/flu products in Canada. Robitussin up double digit helped by cold and flu in the first quarter. Flonase was flat given a softer allergy season.

●
Digestive Health and Other – revenue up low-single digit with strong demand in Tums following a restock at the start of the year as well as pricing. Nexium declined high-single digit. Smokers Health grew low-single digit. Skin Health revenues declined low-double digit due to a decline in Abreva and Chapstick.

●
Adjusted operating profit declined 2.0% constant currency, with adjusted operating margin down 150bps constant currency to 23.0%. The decline in adjusted operating margin was driven by phasing of costs incurred as a standalone company, inflationary cost pressures along with increased costs to meet unexpected volatility in demand. This was partially offset by pricing, efficiencies and strong cost management.

Europe, Middle East & Africa (EMEA) and Latin America (LatAm)
●	Revenue grew 12.3% on a reported basis. Organic revenue growth was +14.9%, with 13.3% price and 1.6% volume/mix. During Q2, organic revenue growth was +16.8% with 13.9% price and 2.9% volume/mix.
●	There was a c.3% benefit to both Q2 and H1 2023 revenue, from pricing in Turkey and Argentina which impacted the overall Group by c.1%.
●
Oral Health – double digit revenue growth with double digit growth in both Sensodyne and parodontax underpinned by the launch of parodontax Active Gum Repair in EMEA. Denture care performed well, also up double digit following the launch of Max Hold + Comfort in Europe.

●
VMS – revenue up mid-single digit driven by double digit growth in Centrum with strong growth in Latin America supported by entry into new markets including Egypt towards the end of 2022. This was partly offset by a decline in Calsource.

●	Pain Relief – high-single digit growth largely reflecting double-digit Panadol growth. Voltaren grew mid single digit.
●	Respiratory Health – revenue up double digit due to a prolonged strong cold and flu season significantly ahead of 2019 levels supported by strength in Theraflu and Otrivin.
●	Digestive Health and Other – revenue up double digit with good results in all categories.
●
Geographically, Latin America, Central & Eastern Europe, Middle East & Africa, and Southern Europe saw double digit revenue growth. Northern Europe and Germany were up high-single digit and mid-single digit respectively.

●
Adjusted operating profit increased 17.6% constant currency, with adjusted operating margin up 50bps constant currency at 23.3%. The adjusted operating margin uplift was largely driven by pricing, strong growth and efficiencies across the business. This offset phasing of costs incurred as a standalone company, cost inflation and adverse transactional foreign exchange.

Asia-Pacific
●	Revenue grew 9.9% on a reported basis. Organic revenue growth was +11.6%, with 2.3% price and 9.3% volume/mix. During Q2, organic revenue growth was +11.5% with 1.1% price and 10.4% volume/mix.
●
Oral Health – mid-single digit revenue growth with strength across Sensodyne underpinned by penetration and premiumisation particularly in India and Japan. New innovation launches across Poligrip helped drive double digit growth in Denture Care.

●
VMS – increased mid-single digit with Centrum up mid-single digit helped by new innovation including gender formulations and pricing in China. Caltrate was also up mid-single digit led by demand in China, pricing and new innovations such as Bone 50+ in Taiwan.

●
Pain Relief – double digit revenue growth largely driven by Fenbid in China due to the easing of restrictions and COVID-19 related demand in the region. Panadol was flat, primarily due to the high comparison base from Omicron wave related demand in 2022.

●	Respiratory Health – revenue grew double digit helped by COVID-19 related demand in China. In particular, Contac sales more than doubled driving growth in the category in the region.
●	Digestive Health and Other – revenue flat with strength in Skin Health partly offset by a lower than expected sell-out by Eno in India.
●
Performance in China was particularly strong, up double digit reflecting strong demand following the easing of COVID-19 related restrictions, and subsequent rise in COVID-19 cases, which benefited Pain Relief and Respiratory Health. India and Japan saw high-single digit growth with Australia up mid-single digit. South East Asia saw low-single digit growth as it lapped strong comparatives in the prior year.

●
Adjusted operating profit increased 9.7% constant currency, with adjusted operating margin down 50bps constant currency to 23.2%. The margin decline reflected higher cost inflation and phasing of costs incurred to be a standalone company, more than offsetting cost management and positive operating leverage from strong revenue growth.

Summary of financial performance (unaudited)

Income statement summary

Six months ended 30 June	2023	2022	%
	£m	£m	change
Total revenue	5,738	5,188	10.6
Gross profit	3,550	3,211	10.6
Adjusted gross profit1	3,577	3,258	9.8
Operating profit	1,141	900	26.8
Adjusted operating profit1	1,271	1,191	6.7
Profit before tax	960	864	11.1
Adjusted profit before tax1	1,090	1,155	(5.6)
Profit after tax attributed to shareholders of the Group	687	517	32.9
Adjusted profit after tax attributed to shareholders of the Group1	791	883	(10.4)
Diluted earnings per share2
Reported (p)	7.4	5.6	32.1
Adjusted1 (p)	8.5	9.6	(11.5)

1.
Definitions and calculations of non-IFRS measures can be found on pages 34 to 43.
2.
Earnings per share calculation for the period ended 30 June 2022 has been adjusted retrospectively as required by IAS 33 ‘Earnings per share’ due to the increase in the number of ordinary shares outstanding as a result of the demerger activities that took place in July 2022. Diluted earnings per share for the period ended 30 June 2023 has been calculated after adjusting the weighted average number of shares used in the basic calculation to assume the conversion of all potential dilutive shares.

Revenue

Revenue increased 10.6% to £5,738m (H1 2022: £5,188m). Favourable foreign exchange added £11m to total revenue for the half year. This included a translational foreign exchange benefit of £99m in the first quarter which largely reversed in the second quarter to £(88)m as Sterling strengthened against a broad set of currencies. Revenue grew 10.4% organically for H1 2023.

Gross profit

Reported gross profit increased by 10.6% to £3,550m (H1 2022: £3,211m) with gross margin flat at 61.9%. Adjusted gross profit increased by 9.8% to £3,577m (H1 2022: £3,258m) with Adjusted gross margin of 62.3% (H1 2022: 62.8%).

Adjusted gross profit margin was driven by pricing and ongoing supply chain, and manufacturing efficiency benefits. This helped offset higher commodity related costs and cost inflation, with the decline in margin largely driven by transactional foreign exchange losses.

Operating profit

Operating profit increased by 26.8% to £1,141m (H1 2022: £900m) and operating profit margin increased 260bps to 19.9% (H1 2022: 17.3%). Adjusted operating profit increased by 6.7% to £1,271m (H1 2022: £1,191m) and Adjusted operating profit margin at AER declined 80bps and 40bps at constant currency to 22.2%.

Adjusting items within operating profit totalled £130m in H1 2023 (H1 2022: £291m) and included Separation and Admission Costs of £60m (H1 2022: £229m) representing the tail end of costs relating to separating the business from GSK and listing in July 2022. Amortisation and impairment of intangible assets was £23m (H1 2022: £40m). We incurred restructuring costs of £30m (H1 2022: £20m) largely relating to restructuring associated with our programme to increase productivity and agility. Disposals and others totalled £10m (H1 2022: £2m). Transaction related costs were £7m (H1 2022: nil).

Adjusted operating profit growth was driven by strong revenue growth partly offset by higher commodity and raw material costs, cost inflation, and phasing of costs related to operating as a standalone company.

During H1 2023, A&P spend was up 4.7% and 4.0% at constant currency representing 18.4% of revenue (H1 2022: 19.4%). A&P spend benefitted from bringing production in-house and ceasing advertising in Russia. Consumer facing A&P spend excluding Russia was up 8.0% (constant currency) for the half.

R&D expenditure for H1 2023 was £142m (H1 2022: £136m). Adjusted R&D expenditure totalled £141m, up 2.9% and 1.5% at constant currency (H1 2022: £137m).

Net finance costs

Net finance costs were £181m (H1 2022: £36m). This reflected finance costs of £219m primarily related to the issuance of £9.2bn in notes in March 2022 and finance income of £38m. In H1 2022, Haleon received interest income of £43m mainly related to the on-lend of funds to GSK Group and Pfizer Group before the demerger which did not occur in H1 2023.

Tax charge

The statutory tax charge of £230m (H1 2022: £320m) represented an effective tax rate on IFRS results of 24% (H1 2022: 37%). The H1 2022 tax charge included a £104m non-cash charge due to the revaluation of US deferred tax liabilities given the increase in the blended rate of US state taxes expected to apply as a result of the demerger. The tax charge on an Adjusted basis was £256m (H1 2022: £245m) and the effective tax rate on an Adjusted basis was 23% (H1 2022: 21%).

Profit after tax

Profit after tax attributable to shareholders of the Group was £687m (H1 2022: £517m), and Adjusted profit after tax attributable to shareholders was £791m (H1 2022: 883m), down 10.4% and 7.8% constant currency. The decline is largely driven by the annualisation of interest costs and the higher tax rate described above which more than offset growth in Adjusted operating profit.

This resulted in diluted earnings per share of 7.4p (H1 2022: 5.6p) and adjusted diluted earnings per share of 8.5p (H1 2022: 9.6p).

Net capital expenditure

Net capital expenditure of £133m (H1 2022: £88m) included £144m (H1 2022: £92m) related to the purchase of PP&E and intangible assets. Proceeds from disposals of intangible assets was £11m (H1 2022: £3m). There were no proceeds from the sale of PP&E (H1 2022: £1m).

Net debt

At 30 June 2023, the Group’s net debt was £9,525m. Net debt is calculated as follows:

	As at 30 June 2023	As at 31 December 2022
	£m	£m
Cash and cash equivalents	490	684
Short-term borrowings	(1,097)	(437)
Long-term borrowings	(8,768)	(10,003)
Derivative financial assets	64	94
Derivative financial liabilities	(214)	(206)
Net Debt	(9,525)	(9,868)

As of 30 June 2023, the Group’s senior unsecured long-term credit rating was BBB from Standard and Poor’s Global Ratings and Baa1 from Moody’s.

Risks and uncertainties

The principal risks facing the Group are as set out on pages 56-60 of our 2022 Annual Report and Accounts under the following headings and have not changed: growth model; people and organisation; trusted ingredients; supply chain resilience; environmental, social and governance; cyber security; geopolitical instability. In our view, the nature and impact of these principal risks are expected to remain unchanged for the remaining six months of the year. In addition to the principal risks, Haleon also faces other enterprise risks that we manage as part of our integrated risk management framework, such as employee health and safety, financial, regulatory governance, legal & compliance, product quality and product user safety.

Directors’ responsibility statement

The Directors confirm that to the best of their knowledge:

a) the condensed set of financial statements on pages 20 to 33 has been prepared in accordance with UK-adopted IAS 34 ‘Interim Financial Reporting’;

b) the interim management report on pages 1 to 17 includes a fair review of the information required by regulations 4.2.7 and 4.2.8 of the UK Financial Conduct Authority’s Disclosure Guidance and Transparency Rules.

The Directors of Haleon plc are listed on pages 64 to 65 of Haleon’s Annual Report and Form 20-F 2022. A list of current Directors is maintained on the Haleon plc website: https://www.haleon.com/who-we-are/leadership/

Approved by the Board and signed on its behalf by

Brian McNamara	Tobias Hestler
Chief Executive Officer	Chief Financial Officer

1 August 2023

Independent review report to Haleon plc

Conclusion

We have been engaged by Haleon plc (“the Company”) to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2023 which comprises condensed consolidated income statement, condensed consolidated statement of comprehensive income, condensed consolidated balance sheet, condensed consolidated statement of changes in equity, condensed consolidated cash flow statement and the related explanatory notes.

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2023 is not prepared, in all material respects, in accordance with IAS 34 Interim Financial Reporting as adopted for use in the UK, IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”), and the Disclosure Guidance and Transparency Rules (“the DTR”) of the UK’s Financial Conduct Authority (“the UK FCA”).

Basis for conclusion

We conducted our review in accordance with International Standard on Review Engagements (UK) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity (“ISRE (UK) 2410”) issued for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. We read the other information contained in the half-yearly financial report and consider whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusions relating to going concern

Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis for conclusion section of this report, nothing has come to our attention that causes us to believe that the directors have inappropriately adopted the going concern basis of accounting, or that the directors have identified material uncertainties relating to going concern that have not been appropriately disclosed.

This conclusion is based on the review procedures performed in accordance with ISRE (UK) 2410. However, future events or conditions may cause the Group to cease to continue as a going concern, and the above conclusions are not a guarantee that the Group will continue in operation.

Directors’ responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the DTR of the UK FCA.

As disclosed in Note 1, the annual financial statements of the Group are prepared in accordance with UK-adopted international accounting standards.

The directors are responsible for preparing the condensed set of financial statements included in the half-yearly financial report in accordance with IAS 34 as adopted for use in the UK and IAS 34 Interim Financial Reporting as issued by the IASB.

In preparing the condensed set of financial statements, the directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review. Our conclusion, including our conclusions relating to going concern, are based on procedures that are less extensive than audit procedures, as described in the Basis for conclusion section of this report.

The purpose of our review work and to whom we owe our responsibilities

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the DTR of the UK FCA. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Nicholas Frost
for and on behalf of KPMG LLP
Chartered Accountants
15 Canada Square, London, E14 5GL
1 August 2023

CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE SIX MONTHS ENDED 30 JUNE (unaudited)

		2023	2022
	Notes	£m	£m

Revenue	2	5,738	5,188
Cost of sales		(2,188)	(1,977)
Gross profit		3,550	3,211

Selling, general and administration		(2,262)	(2,179)
Research and development		(142)	(136)
Other operating (expense)/income		(5)	4
Operating profit	2	1,141	900

Finance income		38	43
Finance expense		(219)	(79)
Net finance costs		(181)	(36)

Profit before tax		960	864

Income tax	5	(230)	(320)

Profit after tax for the period		730	544

Profit attributable to shareholders of the Group		687	517
Profit attributable non-controlling interests		43	27

Basic earnings per share (pence)	7	7.4	5.6
Diluted earnings per share (pence)	7	7.4	5.6

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE SIX MONTHS ENDED 30 JUNE (unaudited)

	2023	2022
	£m	£m

Profit after tax for the period	730	544
Other comprehensive income for the period
Items that may be subsequently reclassified to income statement:
Exchange movements on overseas net assets	(385)	690
Exchange movements on overseas net assets of non-controlling interests	(9)	(1)
Fair value movements on cash flow hedges	(1)	197
Reclassification of cash flow hedges to the income statement	(11)	(6)
Related tax on items that may be subsequently reclassified to the income statement	3	(48)
	(403)	832
Items that will not be reclassified to income statement:
Remeasurement gains on defined benefit plans	9	138
Related tax on items that will not be reclassified to the income statement	2	(31)
	11	107
Other comprehensive (expenses)/income net of tax for the period	(392)	939

Total comprehensive income net of tax for the period	338	1,483
Total comprehensive income for the period attributable to:
Shareholders of the Group	304	1,457
Non-controlling interests	34	26
Total comprehensive income, net of tax for the period	338	1,483

CONDENSED CONSOLIDATED BALANCE SHEET
AS AT (unaudited)

		30 June2023	31 December2022
	Notes	£m	£m

Non-current assets
Property, plant and equipment		1,718	1,757
Right of use assets		129	142
Intangible assets		27,674	28,436
Deferred tax assets		241	220
Post-employment benefit assets		39	25
Derivative financial instruments	8	48	44
Other non-current assets		113	132
Total non-current assets		29,962	30,756
Current assets
Inventories		1,501	1,348
Trade and other receivables		2,045	1,881
Cash and cash equivalents		490	684
Derivative financial instruments	8	16	50
Current tax receivables		150	96
Total current assets		4,202	4,059
Total assets		34,164	34,815
Current liabilities
Short-term borrowings	9	(1,097)	(437)
Trade and other payables		(3,510)	(3,621)
Derivative financial instruments	8	(29)	(31)
Current tax payable		(297)	(210)
Short-term provisions		(54)	(71)
Total current liabilities		(4,987)	(4,370)
Non-current liabilities
Long-term borrowings	9	(8,768)	(10,003)
Deferred tax liabilities		(3,439)	(3,601)
Post-employment benefit obligations		(160)	(161)
Derivative financial instruments	8	(185)	(175)
Long-term provisions		(36)	(26)
Other non-current liabilities		(22)	(22)
Total non-current liabilities		(12,610)	(13,988)
Total liabilities		(17,597)	(18,358)
Net assets		16,567	16,457
Equity
Share capital	10	92	92
Other reserves		(11,546)	(11,537)
Translation reserve		661	1,046
Retained earnings		27,243	26,730
Shareholders’ equity		16,450	16,331
Non-controlling interests		117	126
Total equity		16,567	16,457

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED 30 JUNE (unaudited)

								Non-
		Share	Share	Other	Translation	Retained	Shareholders'	controlling	Total
		capital	premium	reserves	reserve	earnings	equity	interests	equity
	Notes	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2023		92	—	(11,537)	1,046	26,730	16,331	126	16,457
Profit after tax		—	—	—	—	687	687	43	730
Other comprehensive (expenses)/income		—	—	(9)	(385)	11	(383)	(9)	(392)
Total comprehensive (expenses)/income		—	—	(9)	(385)	698	304	34	338
Distributions to non-controlling interests		—	—	—	—	—	—	(43)	(43)
Dividends to equity shareholders	6	—	—	—	—	(222)	(222)	—	(222)
Share-based incentive plans		—	—	—	—	36	36	—	36
Other		—	—	—	—	1	1	—	1
At 30 June 2023		92	—	(11,546)	661	27,243	16,450	117	16,567
At 1 January 2022		1	—	(11,632)	448	37,538	26,355	125	26,480
Profit after tax		—	—	—	—	517	517	27	544
Other comprehensive income/(expenses)		—	—	143	690	107	940	(1)	939
Total comprehensive income		—	—	143	690	624	1,457	26	1,483
Distributions to non-controlling interests		—	—	—	—	—	—	(47)	(47)
Dividends to equity shareholders	6	—	—	—	—	(873)	(873)	—	(873)
Issue of share capital of the former ultimate holding company		21,758	—	—	—	—	21,758	—	21,758
Capital reduction of the former ultimate holding company		(21,758)	—	—	—	—	(21,758)	—	(21,758)
Transactions between the former ultimate holding company and equity shareholders1		—	70	(64)	—	(56)	(50)	—	(50)
Other		—	—	—	—	6	6	—	6
At 30 June 2022		1	70	(11,553)	1,138	37,239	26,895	104	26,999

1.
Equity shareholders refer to GSK and Pfizer, which held equity interests of 68% and 32% in the Group respectively prior to the demerger.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE SIX MONTHS ENDED 30 JUNE (unaudited)

		2023	2022
	Notes	£m	£m
Cash flows from operating activities
Profit after tax		730	544
Taxation charge	5	230	320
Net finance costs		181	36
Depreciation of property, plant and equipment and right of use assets		98	82
Amortisation of intangible assets		54	50
Impairment and assets written off, net of reversals		6	23
Loss/(gain) on sale of intangible assets, property, plant and equipment and businesses		7	(3)
Other non-cash movements		31	6
Decrease in pension and other provisions		(7)	(44)
Changes in working capital:
Increase in inventories		(194)	(153)
Increase in trade receivables		(159)	(92)
Increase in trade payables		103	144
Net change in other receivables and payables		(97)	(95)
Taxation paid		(234)	(138)
Net cash inflow from operating activities		749	680
Cash flows from investing activities
Purchase of property, plant and equipment		(122)	(78)
Proceeds from sale of property, plant, and equipment		—	1
Purchase of intangible assets		(22)	(14)
Proceeds from sale of intangible assets		11	3
Purchase of businesses, net of cash acquired		(71)	—
Loans to related parties		—	(9,211)
Proceeds from settlement of amounts invested with GSK finance companies		—	700
Interest received		16	12
Net cash outflow from investing activities		(188)	(8,587)
Cash flows from financing activities
Payment of lease liabilities		(25)	(17)
Interest paid		(220)	(4)
Dividends paid to shareholders	6	(222)	(873)
Distributions to non-controlling interests		(43)	(47)
Contribution from parent		—	18
Repayment of borrowings	9	(245)	(11)
Proceeds from borrowings	9	156	9,241
Other financing cash flows		(79)	239
Net cash (outflow)/inflow from financing activities		(678)	8,546

(Decrease)/increase in cash and cash equivalents and bank overdrafts		(117)	639

Cash and cash equivalents and bank overdrafts at the beginning of the period		611	406
Exchange adjustments		(33)	22
Decrease in cash and cash equivalents and bank overdrafts		(117)	639
Cash and cash equivalents and bank overdrafts at the end of the period		461	1,067

Cash and cash equivalents and bank overdrafts at the end of the period comprise:
Cash and cash equivalents		490	1,334
Overdrafts		(29)	(267)
Cash and cash equivalents and bank overdrafts at the end of the period		461	1,067

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED 30 JUNE 2023 (unaudited)

1 BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

Haleon plc (the Company) and its subsidiary undertakings (collectively, the Group) is a global leader in consumer health, with brands trusted by millions of consumers globally. Haleon’s product portfolio spans five major categories – Oral Health, Vitamins, Minerals and Supplements (VMS), Pain Relief, Respiratory Health, Digestive Health and Other. Its long-standing brands – such as Advil, Sensodyne, Panadol, Voltaren, Theraflu, Otrivin, Polident, parodontax and Centrum – are built on trusted science, innovation and deep human understanding.

Haleon is a public company limited by shares, incorporated under the laws of England and Wales with registered number of 13691224. The Company has ordinary shares with a nominal value of £0.01 per share. The Group’s shares are listed and traded on the London Stock Exchange (LSE) with American Depositary Shares (ADSs) listed on the New York Stock Exchange (NYSE) (LSE/NYSE: HLN). The registered address of the Company is Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, United Kingdom.

The condensed consolidated interim financial statements (interim financial statements) of the Group for the six months to 30 June 2023 have been prepared in accordance with IAS 34 Interim Financial Reporting issued by the International Accounting Standards Board (IASB) and the International Financial Reporting Standards as adopted by the United Kingdom (UK IFRS). These condensed consolidated interim financial statements, which are unaudited, do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s consolidated financial statements and related notes as at and for the year ended 31 December 2022, which are available on the Company’s website. The annual financial statements of the Group for the year ended 31 December 2022 have been prepared in accordance with the International Financial Reporting Standards as adopted by the United Kingdom (UK IFRS) and in compliance with the International Financial Reporting Standards as issued by the IASB (IASB IFRS).

The condensed consolidated interim financial statements do not include all of the information required for a complete set of IFRS financial statements. However, selected notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the publication of the Group’s consolidated financial statements.

All accounting policies for recognition, measurement, consolidation and presentation are as outlined in the Group’s consolidated financial statements and these accounting policies are applied consistently in preparation of the condensed consolidated interim financial statements. The condensed consolidated interim financial statements have been prepared on the historical cost basis, except for the revaluation of certain financial instruments, and are presented in Pounds Sterling, the presentation currency of the Group.

The comparative figures for the financial year ended 31 December 2022 are not the Group's statutory accounts for that financial year. Those accounts have been reported on by the Group's auditor and delivered to the registrar of companies. The report of the auditor was (i) unqualified, (ii) did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 498 (2) or (3) of the Companies Act 2006.

Exchange rates

The Group operates in many countries and earns revenues and incurs costs in many currencies. The results of the Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and other currencies. Average exchange rates prevailing during the period, as modified by specific transaction rates for large transactions, are used to translate the results and cash flows of overseas subsidiaries into Sterling. Period-end rates are used to translate the net assets of those entities. The principal currencies and relevant exchange rates in the key markets where the Group operates are shown below.

	Average rates		Period-end rates
	Six months ended 30 June 2023	Six months ended 30 June 2022	As at 30 June 2023	As at 31 December 2022
USD/£	1.23	1.30	1.26	1.20
Euro/£	1.14	1.19	1.17	1.13
CNY/£	8.59	8.38	9.19	8.31

Going concern

The Directors have reviewed the Group’s cash flow forecasts, financial position and exposure to principal risks and have formed the view that the Group will generate sufficient cash to meet its ongoing requirements for at least 12 months from the date the condensed consolidated interim financial statements have been authorised. At 30 June 2023, the Group had cash and cash equivalents, net of bank overdrafts, of £461m and undrawn credit facilities of $1.4bn and £1bn with initial maturity dates of September 2023 and September 2025, respectively. As a result, the Directors believe that it is appropriate to adopt the going concern basis of accounting in preparing the Group’s condensed consolidated interim financial statements.

Judgements and estimates

In preparing the condensed consolidated interim financial statements, management is required to make judgements about when or how items should be recognised in the condensed consolidated interim financial statements and estimates and assumptions that affect the amounts of assets and liabilities, income and expenses reported in the condensed consolidated interim financial statements. Actual amounts and results could differ from these estimates.

The critical areas of accounting estimates and judgements are the same as those disclosed in the published Group consolidated financial statements and related notes as at and for the year ended 31 December 2022.

Recent accounting developments

On 20 June 2023, the UK Finance Bill was substantively enacted in the UK, including legislation to implement the OECD Pillar Two income taxes for periods beginning on or after 1 January 2024. The Group is currently evaluating the future impact of this legislation. On 19 July 2023 the UK Endorsement Board adopted the temporary, mandatory deferred tax exception to IAS 12, as issued by the IASB in May 2023. The exception has been applied and the Group has neither recognised nor disclosed information about deferred tax assets or liabilities relating to Pillar Two income taxes.

Other than the above, new standards or amendments to standards that have been issued by the IASB and are effective from 1 January 2023 were not material to the Group. All new accounting standards, amendments to accounting standards and interpretations that have been published by the IASB and are not effective for 30 June 2023 reporting periods, have not been early adopted by the Group. These standards, amendments or interpretations are not expected to have a material impact on the entity in the current or future reporting periods.

2 REVENUE AND SEGMENT INFORMATION

The Group is organised into business units based on geographical areas and has three reportable segments:

  -
North America
  -
Europe, Middle East, Africa and Latin America (EMEA and LatAm)
  -
Asia Pacific (APAC)

No operating segments have been aggregated to form the above reportable operating segments.

The Group’s Commercial Operations Board, which consists of the Group’s CEO, CFO and other members of the senior leadership, is the Chief Operating Decision Maker (CODM) who monitors the operating results of the Group’s reportable segments separately for the purpose of making decisions about resource allocation and performance assessment. The CODM uses a measure of Adjusted operating profit to assess the performance of the reportable segments. Adjusted operating profit is defined as operating profit less net intangible amortisation and impairment of brands, licences, and patents, restructuring costs, transaction-related costs, separation and admission costs, and disposals and others. The CODM does not review IFRS operating profit or total assets and liabilities on a segment basis.

The composition of these geographical segments is reviewed on an annual basis. Analysis of revenue and Adjusted operating profit by geographical segment is included below:

	Six months ended 30 June
	2023	2022
Revenue by segment	£m	£m

North America	2,046	1,873
EMEA and LatAm	2,323	2,069
APAC	1,369	1,246
Group revenue	5,738	5,188

	Six months ended 30 June
	2023	2022
	£m	£m
Group operating profit	1,141	900
Reconciling items between Group operating profit and Group Adjusted operating profit1	130	291
Total	1,271	1,191

	Six months ended 30 June
	2023	2022
	£m	£m
North America	471	454
EMEA and LatAm	542	467
APAC	318	300
Corporate and other unallocated	(60)	(30)
Total	1,271	1,191
1.
The reconciling items above include:
a)
Net amortisation and impairment of intangible assets of £23m (2022: £40m): Amortisation and impairment of intangible assets, excluding computer software and impairment of goodwill net of reversals of impairment.
b)
Restructuring costs of £30m (2022: £20m): Expenses related to business transformation activities where the plans are sufficiently detailed and well advanced, and where a valid expectation to those affected has been created.
c)
Transaction-related costs of £7m (2022: £nil): Costs related to acquisition of a manufacturing site.
d)
Separation and admission costs of £60m (2022: £229m): Costs incurred in relation to and in connection with separation and listing of the Group as a standalone business.
e)
Disposals and others of £10m (2022: £2m): Gains and losses on disposals of assets and businesses, tax indemnities related to business combinations and other items.

The primary products sold by each of the reportable segments consist of Oral Health, Vitamins, Minerals and Supplements, Pain Relief, Respiratory Health, Digestive Health and Other products and the product portfolio is consistent across the reportable segments. Analysis of revenue by product category is included below:

	Six months ended 30 June
	2023	2022
Revenue by product category	£m	£m

Oral Health	1,589	1,438
Vitamins, Minerals and Supplements	816	816
Pain Relief	1,405	1,248
Respiratory Health	839	683
Digestive Health and Other	1,089	1,003
Group revenue	5,738	5,188

3 IMPAIRMENT REVIEW

In 2022, the Group recorded an impairment charge of £111m for Preparation H since the carrying value of the brand was higher than the recoverable amount. In June 2023, if the discount rate for Preparation H was 0.25% higher or the revenue growth rate, including long term growth rate, was 0.25% lower than management’s estimates respectively, the Group would have to recognise a further impairment of £49m or £43m respectively. There has been no change in circumstances since the year-end that would cause management to revise their view of this impairment.

In addition, Robitussin, continues to be sensitive to reasonably possible changes in key assumptions. The only reasonably possible change in key assumptions that would cause the recoverable amount of Robitussin to be less than or equal to the carrying value would be to increase the discount rate of 6.75% by 1.00%.

Other than as disclosed above, the Directors do not consider that any reasonably possible changes in the key assumptions would cause the fair value less costs of disposal of the individually significant brands to fall below their carrying values.

4 RESTRUCTURING, SEPARATION AND ADMISSION COSTS

Restructuring costs

Restructuring costs include severance and other personnel costs, professional fees, impairments of assets and other related items. The Group’s restructuring costs for the six months ended 30 June 2023 totalled £30m (2022: £20m). Restructuring costs are reported within cost of sales (2023: £3m, 2022: £8m), selling, general and administration (2023: £26m, 2022: £13m) and research and development (2023: £1m, 2022: £(1)m).

Separation and admission costs
Separation and admission costs include costs incurred in relation to and in connection with the separation and listing of the Group as a standalone business. Separation and admission costs for the six months ended 30 June 2023 totalled £60m (2022: £229m). Separation and admission costs are reported within cost of sales (2023: £1m, 2022: £nil) and the selling, general and administration expense (2023: £59m, 2022: £229m).

5 TAX

For the six months ended 30 June 2023, the income tax expense has been determined based on management’s best estimate of the effective tax rate applicable for the full year. This is then applied to the pre-tax profit of the interim period, with the tax due on adjusting items considered on an item by item basis.

6 DIVIDENDS

	Six months ended 30 June
	2023£m	20221£m
Final dividend for the year ended 31 December of 2.4 pence per ordinary share (2022: nil)	222	—

1.
During the six months ended 30 June 2022, the Group declared and paid dividends to the GSK Group and the Pfizer Group under the Shareholders’ Agreement valid at that time. This included £421 per share for a total amount of £421m on 30 March 2022 and £452 per share for a total amount of £452m on 29 June 2022. These dividends were paid by the former ultimate holding company of GlaxoSmithKline Consumer Healthcare Holdings (No.2) Limited (CHHL2) and were calculated based on CHHL2’s share structure.

An interim dividend of 1.8 pence per share has been declared by the Board and is expected to be paid on 5 October 2023 to the holders of ordinary shares and US American Depositary Shares (ADS).

7 EARNINGS PER SHARE

	Six months ended 30 June
	2023	2022
Profit after tax attributable to equity shareholders (£m)	687	517
Basic weighted average number of shares (million)	9,234	9,235
Effect of dilutive potential shares (million)	30	—
Dilutive weighted average number of shares (million)	9,264	9,235
Basic earnings per share (pence)	7.4	5.6
Diluted earnings per share (pence)	7.4	5.6

Basic earnings per share for the six months ended 30 June 2022 has been adjusted retrospectively, as required by IAS 33 ‘Earnings per share’, to reflect the share structure of the Company resulting from the increase in the number of ordinary shares outstanding as a result of the demerger activities that took place in July 2022. As a result, basic earnings per share for the period ended 30 June 2022 has been calculated by dividing the profit attributable to shareholders by the Company’s weighted average number of shares in issue, with 9,234,573,831 shares outstanding upon the completion of the demerger activities.

Diluted earnings per share has been calculated after adjusting the weighted average number of shares used in the basic calculation to assume the conversion of all potentially dilutive shares.

8 FINANCIAL INSTRUMENTS AND RELATED DISCLOSURES

Financial instruments held at fair value shown according to the fair value hierarchy is provided below. Financial assets and liabilities held at fair value are categorised by the valuation methodology applied in determining their fair value. Where possible, quoted prices in active markets are used (Level 1). Where such prices are not available, the asset or liability is classified as Level 2, provided all significant inputs to the valuation model used are based on observable market data. If one or more of the significant inputs to the valuation model is not based on observable market data, the instrument is classified as Level 3.

	Level 1	Level 2	Level 3	Total
As at 30 June 2023	£m	£m	£m	£m

Financial assets at fair value through profit or loss:
Held for trading derivatives that are not in a designated and effective hedging relationship	—	28	—	28
Cash and cash equivalents (money market funds)	4	—	—	4
Derivatives designated and effective as hedging instruments:
- fair value hedge	—	—	—	—
- cash flow hedge	—	1	—	1
- net investment hedge	—	35	—	35
Total financial assets	4	64	—	68

	Level 1	Level 2	Level 3	Total
As at 30 June 2023	£m	£m	£m	£m

Financial liabilities at fair value through profit or loss:
Held for trading derivatives that are not in a designated and effective hedging relationship	—	(38)	—	(38)
Derivatives designated and effective as hedging instruments:
- fair value hedge	—	(172)	—	(172)
- cash flow hedge	—	(3)	—	(3)
- net investment hedge	—	(1)	—	(1)
Total financial liabilities	—	(214)	—	(214)

	Level 1	Level 2	Level 3	Total
As at 31 December 2022	£m	£m	£m	£m

Financial assets at fair value through profit or loss:
Held for trading derivatives that are not in a designated and effective hedging relationship	—	90	—	90
Cash and cash equivalents (money market funds)	10	—	—	10
Derivatives designated and effective as hedging instruments:
- fair value hedge	—	2	—	2
- cash flow hedge	—	—	—	—
- net investment hedge	—	2	—	2
Total financial assets	10	94	—	104

Financial liabilities at fair value through profit or loss:
Held for trading derivatives that are not in a designated and effective hedging relationship	—	(23)	—	(23)
Derivatives designated and effective as hedging instruments;
- fair value hedge	—	(139)	—	(139)
- cash flow hedge	—	—	—	—
- net investment hedge	—	(44)	—	(44)
Total financial liabilities	—	(206)	—	(206)

The methods and assumptions used to estimate the fair values of significant financial instruments on the balance sheet are consistent with those applied for the year ended 31 December 2022. There are no material differences between the carrying value of the Group’s financial assets and liabilities and their estimated fair values, with the exceptions of bonds, for which the carrying values and fair values are set out in the table below:

	As at 30 June 2023		As at 31 December 2022
	Carrying		Carrying
	value	Fair value	value	Fair value
	£m	£m	£m	£m
Bonds	9,191	8,483	9,861	9,016

9 BORROWINGS

Composition of borrowings

	As at 30 June 2023			As at 31 December 2022
	Current£m	Non-current£m	Total£m	Current£m	Non-current£m	Total£m
Commercial paper	(463)	—	(463)	(302)	—	(302)
Loan and overdrafts	(40)	—	(40)	(91)	—	(91)
Lease liabilities	(41)	(105)	(146)	(44)	(117)	(161)
Non-voting preference shares	—	(25)	(25)	—	(25)	(25)
Bonds	(553)	(8,638)	(9,191)	—	(9,861)	(9,861)
	(1,097)	(8,768)	(9,865)	(437)	(10,003)	(10,440)

Short-term borrowings

As at 30 June 2023, the Group had within short-term borrowings, Pre-Separation USD Notes of $700m (£553m) (31 December 2022: nil). The average effective pre-swap interest rate of all short-term notes in issue as at 30 June 2023 was c.3% (31 December 2022: nil).

The Group has commercial paper programmes (£2bn Euro and $10bn US Dollar) pursuant to which members of the Group may issue commercial paper from time to time. The Group had a balance of £463m (31 December 2022: £302m) of outstanding commercial papers. The weighted average interest rate on the commercial paper as at 30 June 2023 was 4.81% (31 December 2022: 3.23%).

As at 30 June 2023, the Group had short-term bank loans of £15m (31 December 2022: £18m). The weighted average interest rate on short-term bank loans as at 30 June 2023 was 6.85% (31 December 2022: 6.70%).

Long-term borrowings

As at 30 June 2023, the Group had within long-term borrowings, Pre-Separation Programme Notes and Pre-Separation USD Notes of £8,638m (31 December 2022: £9,861m), of which £5,077m (31 December 2022: £5,299m) fell due in more than five years. The average effective pre-swap interest rate of all long-term notes in issue as at 30 June 2023 was c.3% (31 December 2022: 3.07%).

On 2 March 2023, the Group exercised its option to redeem at par the $300m of Callable Floating Rate Senior Notes due 2024 on 24 March 2023. The carrying value of the bond was equal to the par value at the settlement date hence no gain or loss was recognised in the condensed consolidated interim financial statements.

As a part of the demerger activities, the Company issued 25,000,000 non-voting preference shares (NVPS) of £1.00 each to Pfizer Inc. These non-voting preference shares are not convertible in nature. Pfizer Inc. has subsequently disposed of the NVPS to an external third party.

Committed credit facilities

The Group has undrawn credit facilities of £1,000m and $1,400m with initial maturity dates of September 2025 and September 2023 respectively. As at 30 June 2023, no amounts were drawn under these facilities (31 December 2022: nil).

Movement in assets and liabilities arising from financing activities

	At 1 January 2023£m	Cash flows£m	Foreign exchange£m	Fair value adjustments, interest and other movements1£m	At 30 June 2023£m
Reconciliation of movement in liabilities to cash flow statement
Long-term borrowings	(9,886)	245	389	589	(8,663)
Short-term borrowings	(320)	(156)	15	(566)	(1,027)
Lease liabilities	(161)	25	8	(18)	(146)
Derivative financial instruments	(112)	79	—	(117)	(150)
Total financial liabilities arising from financing activities	(10,479)	193	412	(112)	(9,986)
Cash and cash equivalents net of bank overdrafts	611	(117)	(33)	—	461
Total	(9,868)	76	379	(112)	(9,525)

1.
Includes the reclassification of $700m USD Notes (£553m) USD Notes from long-term to short-term borrowings.

	At 1 January 2022£m	Cash flows£m	Foreign exchange£m	Fair value adjustments, interest and other movements£m	At 30 June 2022£m
Reconciliation of movement in liabilities to cash flow statement
Long-term borrowings	—	(9,241)	(626)	48	(9,819)
Short-term borrowings	(41)	11	(1)	(2)	(33)
Lease liabilities	(117)	17	(12)	(19)	(131)
Derivative financial instruments	(2)	(221)	1	302	80
Total financial liabilities arising from financing activities	(160)	(9,434)	(638)	329	(9,903)
Cash and cash equivalents net of bank overdrafts	406	639	22	—	1,067
Total	246	(8,795)	(616)	329	(8,836)

10 SHARE CAPITAL, SHARE PREMIUM AND OTHER RESERVES

As at 30 June 2023 and 31 December 2022, the Group had share capital of £92m pertaining to 9,234,573,831 of ordinary shares at £0.01 each (30 June 2022: £1m pertaining to 1,000,000 ordinary shares at £1.00 each).

All ordinary shares are issued and fully paid. All ordinary shares rank equally with regard to the Company’s residual assets. Holders of these shares are entitled to dividends declared from time to time and are entitled to one vote per share at general meetings of the Company. All rights attached to the Company’s shares held by the Group are suspended until those shares are reissued.

Details of other reserves are included below:

	For the six months ended 30 June
	2023				2022
	EBT shares reserve1 £m	Cash flow hedge reserve £m	Merger reserve£m	Total £m	EBT shares reserve1 £m	Cash flow hedge reserve £m	Merger reserve£m	Total £m
As at 1 January	—	150	(11,687)	(11,537)	—	8	(11,640)	(11,632)
Other comprehensive income	—	(9)	—	(9)	—	143	—	143
Transaction with equity shareholder	—	—	—	—	—	—	(64)	(64)
As at 30 June	—	141	(11,687)	(11,546)	—	151	(11,704)	(11,553)

1.
Shares owned through an Employee Benefit Trust (EBT).
Merger reserve arises as a result of business combinations of entities under common control.

11 CONTINGENT LIABILITIES

The Group has been involved in legal proceedings and there have been no significant changes in respect of these legal proceedings for the period ended 30 June 2023. Further information on legal proceedings impacting the Group are detailed in the published consolidated financial statements for the year ended 31 December 2022.

12 ACQUISITIONS

On 28 April 2023, the Group completed the acquisition of the Jacarepaguá (Brazil) manufacturing site from GSK for £69m (BRL 428m) which has been accounted for as business combination. The fair value of the assets and liabilities recorded are provisional and are expected to be finalised in the year ending 31 December 2023.

13 RELATED PARTY TRANSACTIONS

There were no new related party transactions and no changes to those described in the Annual Report and Form 20-F 2022 that have or could have materially affected the financial position or performance of the Group in the six months to 30 June 2023.

14 POST BALANCE SHEET EVENTS

On 13 July 2023, the Group reached an agreement to dispose of the rights in Lamisil, an amortised brand, for cash consideration of £235m. This will result in a pre-tax loss on disposal of £5m which will be recognised on completion in Q4 2023. The divestment is consistent with the Group’s strategy of proactively managing the portfolio and is expected to complete in the fourth quarter of 2023.

Appendix

Cautionary note regarding forward-looking statements

This document contains certain statements that are, or may be deemed to be, "forward-looking statements“ (including for purposes of the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934). Forward-looking statements give Haleon’s current expectations and projections about future events, including strategic initiatives and future financial condition and performance, and so Haleon’s actual results may differ materially from what is expressed or implied by such forward-looking statements. Forward-looking statements sometimes use words such as "expects“, "anticipates“, "believes“, "targets“, "plans" "intends“, “aims”, "projects“, "indicates", "may", “might”, "will", "should“, “potential”, “could” and words of similar meaning (or the negative thereof). All statements, other than statements of historical facts, included in this presentation are forward-looking statements. Such forward-looking statements include, but are not limited to, statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, dividend payments and financial results.

Any forward-looking statements made by or on behalf of Haleon speak only as of the date they are made and are based upon the knowledge and information available to Haleon on the date of this document. These forward-looking statements and views may be based on a number of assumptions and, by their nature, involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future and/or are beyond Haleon’s control or precise estimate. Such risks, uncertainties and other factors that could cause Haleon’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, but are not limited to, those discussed under “Risk Factors” on pages 202 to 210 in Haleon’s Annual Report and Form 20-F 2022. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements.

Subject to our obligations under English and U.S. law in relation to disclosure and ongoing information (including under the Market Abuse Regulations, the UK Listing Rules and the DTRs), we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should, however, consult any additional disclosures that Haleon may make in any documents which it publishes and/or files with the SEC and take note of these disclosures, wherever you are located.

No statement in this document is or is intended to be a profit forecast or profit estimate.

Use of non-IFRS measures (unaudited)

We use certain alternative performance measures to make financial, operating, and planning decisions and to evaluate and report performance. We believe these measures provide useful information to investors and as such, where clearly identified, we have included certain alternative performance measures in this document to allow investors to better analyse our business performance and allow greater comparability. To do so, we have excluded items affecting the comparability of period-over-period financial performance. Adjusted Results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS.

Constant currency

The Group’s presentation currency is Pounds Sterling, but the Group’s significant international operations give rise to fluctuations in foreign exchange rates. To neutralise foreign exchange impact and to better illustrate the change in results from one year to the next, the Group discusses its results both on an “as reported basis” or using “actual exchange rates” (“AER”) (local currency results translated into Pounds Sterling at the prevailing foreign exchange rate) and using constant currency exchange rates (“CER”). To calculate results on a constant currency basis, prior year exchange rates are used to restate current year comparatives. The principal currencies and relevant exchange rates in the key markets where the Group operates are shown below.

	Six months ended 30 June
	2023	2022
Average rates:
USD/£	1.23	1.30
Euro/£	1.14	1.19
CNY/£	8.59	8.38

Adjusted results

Adjusted results comprise Adjusted cost of sales, Adjusted gross profit, Adjusted gross profit margin, Adjusted selling, general and administration (SG&A), Adjusted research and development (R&D), Adjusted other operating income/(expense), Adjusted operating expenses, Adjusted operating profit, Adjusted operating profit margin, Adjusted net finance costs, Adjusted profit before tax, Adjusted income tax, Adjusted effective tax rate, Adjusted profit after tax, Adjusted profit attributable to shareholders, Adjusted diluted earnings per share. Adjusted results exclude net amortisation and impairment of intangible assets, restructuring costs, transaction-related costs, separation and admission costs, and disposals and others, in each case net of the impact of taxes (where applicable) (collectively the Adjusting items).

Management believes that Adjusted Results, when considered together with the Group’s operating results as reported under IFRS, provide investors, analysts and other stakeholders with helpful complementary information to understand the financial performance and position of the Group from period to period and allow the Group’s performance to be more easily comparable.

Adjusting items

Adjusted Results exclude the following items (net of the impact of taxes, where applicable):

Net amortisation and impairment of intangible assets

Net impairment of intangibles, impairment of goodwill and amortisation of acquired intangibles excluding computer software. These adjustments are made to reflect the performance of the business excluding the effect of acquisitions.

Restructuring costs

From time to time, the Group may undertake business restructuring programmes that are structural in nature and significant in scale. The cost associated with such programmes includes severance and other personnel costs, professional fees, impairments of assets, and other related items.

Transaction related costs

Transaction related accounting or other adjustments related to significant acquisitions including deal costs and other pre-acquisition costs when there is certainty that an acquisition will complete. It also includes costs of registering and issuing debt and equity securities and the effect of inventory revaluations on acquisitions.

Separation and Admission costs

Costs incurred in relation to and in connection with Separation, UK Admission and registration of the Company’s Ordinary Shares represented by the Company’s American Depositary Shares (ADSs) under the US Exchange Act of 1934 and listing of ADSs on the NYSE (the US Listing). These costs are not directly attributable to the sale of the Group’s products and specifically relate to the foregoing activities, affecting comparability of the Group’s financial results in historical and future reporting periods.

Disposals and others

Includes gains and losses on disposals of assets, businesses and tax indemnities related to business combinations, legal settlement and judgements, impact of changes in tax rates and tax laws on deferred tax assets and liabilities, retained or uninsured losses related to acts of terrorism, significant product recalls, natural disasters and other items. These gains and losses are not directly attributable to the sale of the Group’s products and vary from period to period, which affects comparability of the Group’s financial results. From period to period, the Group will also need to apply judgement if items of unique nature arise that are not specifically listed above.

The following tables set out a reconciliation between IFRS and Adjusted Results for the six-month periods ended 30 June 2023 and 30 June 2022:

		Net
		amortisation
		and
		impairment of		Transaction-	Separation	Disposals
2023	IFRS	intangible	Restructuring	related	and admission	and	Adjusted
£m	Results	assets1	costs2	costs3	costs4	Others5	Results
Revenue	5,738	—	—	—	—	—	5,738
Gross profit	3,550	23	3	—	1	—	3,577
Gross profit margin %	61.9%						62.3%
Operating profit	1,141	23	30	7	60	10	1,271
Operating profit margin %	19.9%						22.2%
Net finance costs	(181)	—	—	—	—	—	(181)
Profit before tax	960	23	30	7	60	10	1,090
Income tax	(230)	(4)	(6)	(2)	(12)	(2)	(256)
Effective tax rate %	24%						23%
Profit after tax for the period	730	19	24	5	48	8	834

The following table shows the adjusting items to reconcile cost of sales to Adjusted cost of sales:
		Net
		amortisation
		and
		impairment of		Transaction-	Separation	Disposals
2023	IFRS	intangible	Restructuring	related	and admission	and	Adjusted
£m	Results	assets1	costs2	costs3	costs4	Others5	Results
Cost of sales	(2,188)	23	3	—	1	—	(2,161)
Cost of sales	(2,188)	23	3	—	1	—	(2,161)

The following table shows the adjusting items to reconcile operating expenses to Adjusted operating expenses among the relevant components thereof:
		Net
		amortisation
		and
		impairment of		Transaction-	Separation	Disposals
2023	IFRS	intangible	Restructuring	related	and admission	and	Adjusted
£m	Results	assets1	costs2	costs3	costs4	Others5	Results
Selling, general and administration	(2,262)	—	26	7	59	—	(2,170)
Research and development	(142)	—	1	—	—	—	(141)
Other operating income/(expense)	(5)	—	—	—	—	10	5
Operating expenses	(2,409)	—	27	7	59	10	(2,306)

The following table shows the adjusting items used to reconcile diluted earnings per share to Adjusted diluted earnings per share:

		Net
		amortisation
		and
		impairment of		Transaction-	Separation	Disposals
2023	IFRS	intangible	Restructuring	related	and admission	and	Adjusted
£m	Results	assets1	costs2	costs3	costs4	Others5	Results
Profit attributable to shareholders (£m)	687	19	24	5	48	8	791
Weighted average number of shares (millions)	9,264						9,264
Diluted earnings per share (pence)	7.4	0.2	0.3	—	0.5	0.1	8.5

1.
Net amortisation and impairment of intangible assets: includes impairment of intangible assets (nil), and amortisation of intangible assets excluding computer software (£23m).
2.
Restructuring costs: includes amounts related to business transformation activities.
3.
Transaction-related costs: includes amounts related to acquisition of a manufacturing site.
4.
Separation and admission costs: includes amounts incurred in relation to and in connection with the separation (£48m) and listing (nil) of the Group as a standalone business.
5.
Disposals and others: includes net loss/(gains) on disposals of assets and businesses totalling £10m.

		Net
		amortisation
		and
		impairment of		Transaction-	Separation	Disposals
2022	IFRS	intangible	Restructuring	related	and admission	and	Adjusted
£m	Results	assets1	costs2	costs	costs3	Others4	Results
Revenue	5,188						5,188
Gross profit	3,211	40	8	—	—	(1)	3,258
Gross profit margin %	61.9%						62.8%
Operating profit	900	40	20	—	229	2	1,191
Operating profit margin %	17.3%						23.0%
Net finance costs	(36)	—	—	—	—	—	(36)
Profit before tax	864	40	20	—	229	2	1,155
Income tax	(320)	(6)	(4)	—	(37)	122	(245)
Effective tax rate %	37%						21%
Profit after tax for the period	544	34	16	—	192	124	910

The following table shows the adjusting items to reconcile cost of sales to Adjusted cost of sales:
		Net
		amortisation
		and
		impairment of		Transaction-	Separation	Disposals
2022	IFRS	intangible	Restructuring	related	and admission	and	Adjusted
£m	Results	assets1	costs2	costs	costs3	Others4	Results
Cost of sales	(1,977)	40	8	—	—	(1)	(1,930)
Cost of sales	(1,977)	40	8	—	—	(1)	(1,930)

The following table shows the adjusting items to reconcile operating expenses to Adjusted operating expenses among the relevant components thereof:
		Net
		amortisation
		and
		impairment of		Transaction-	Separation	Disposals
2022	IFRS	intangible	Restructuring	related	and admission	and	Adjusted
£m	Results	assets1	costs2	costs	costs3	Others4	Results
Selling, general and administration	(2,179)	—	13	—	229	7	(1,930)
Research and development	(136)	—	(1)	—	—	—	(137)
Other operating income/(expense)	4	—	—	—	—	(4)	—
Operating expenses	(2,311)	—	12	—	229	3	(2,067)

The following table shows the adjusting items used to reconcile diluted earnings per share to Adjusted diluted earnings per share:

		Net
		amortisation
		and
		impairment of		Transaction-	Separation	Disposals
2022	IFRS	intangible	Restructuring	related	and admission	and	Adjusted
£m	Results	assets1	costs2	costs	costs3	Others4	Results
Profit attributable to shareholders (£m)	517	34	16	—	192	124	883
Weighted average number of shares (millions)	9,235						9,235
Diluted earnings per share (pence)	5.6	0.4	0.2	—	2.1	1.3	9.6

1.
Net amortisation and impairment of intangible assets: includes impairment of intangible assets (£18m), and amortisation of intangible assets excluding computer software (£22m).
2.
Restructuring costs: includes amounts related to business transformation activities.
3.
Separation and admission costs: includes amounts incurred in relation to and in connection with the separation (£186m) and listing (£43m) of the Group as a standalone business.
4.
Disposals and others: includes net loss/(gains) on disposals of assets and businesses, tax indemnities related to business combinations and other items totalling £3m.

Organic revenue growth

Organic revenue growth represents the change in organic revenue at CER from one accounting period to the next. Organic revenue represents revenue, as determined under IFRS but excluding the impact of acquisitions, divestments and closures of brands or businesses, revenue attributable to manufacturing service agreements (“MSAs”) relating to divestments and the closure of sites or brands, and the impact of currency exchange movements.

Revenue attributable to MSAs relating to divestments and production site or brand closures has been removed from organic revenue because these agreements are transitional and, with respect to production site closures, include a ramp-down period in which revenue attributable to MSAs gradually reduces several months before the production site closes. This revenue reduces the comparability of prior and current year revenue and is therefore adjusted for in the calculation of organic revenue growth.

Organic revenue is calculated period to period as follows, using prior year exchange rates to restate current year comparatives:

  -
current year organic revenue excludes revenue from brands or businesses acquired in the current accounting period;
  -
current year organic revenue excludes revenue attributable to brands or businesses acquired in the prior year from 1 January to the date of completion of the acquisition;
  -
prior year organic revenue excludes revenue in respect of brands or businesses divested or closed in the current accounting period from 12 months prior to the completion of the disposal or closure until the end of the prior accounting period;
  -
prior year organic revenue excludes revenue in respect of brands or businesses divested or closed in the previous accounting period in full; and
  -
prior year and current year organic revenue excludes revenue attributable to MSAs relating to divestments and production site closures taking place in either the current or prior year, each an “Organic Adjustment”.

To calculate organic revenue growth for the period, organic revenue for the prior year is subtracted from organic revenue in the current year and divided by organic revenue in the prior year.

The Group believes that discussing organic revenue growth contributes to the understanding of the Group’s performance and trends because it allows for a year-on-year comparison of revenue in a meaningful and consistent manner.

Organic revenue growth by individual geographic segment is further discussed by price and volume/mix changes, which are defined as follows:

  -
Price: Defined as the variation in revenue attributable to changes in prices during the period. Price excludes the impact to organic revenue growth due to (i) the volume of products sold during the period and (ii) the composition of products sold during the period. Price is calculated as current year net price minus prior year net price multiplied by current year volume. Net price is the sales price, after deduction of any trade, cash or volume discounts that can be reliably estimated at point of sale. Value added tax and other sales taxes are excluded from the net price.

  -
Volume/Mix: Defined as the variation in revenue attributable to changes in volumes and composition of products in the period.

The following tables reconcile reported revenue growth for the six-month periods ended 30 June 2023 and 2022 to organic revenue for the same period by geographical segment and product category:

	Geographical Segments
	North	EMEA and
H1 2023 vs 2022 (%)	America	LatAm	APAC	Total
Revenue growth	9.2	12.3	9.9	10.6
Organic adjustments of which:	—	0.3	(0.3)	—
Effect of Acquisitions	—	—	(0.4)	(0.1)
Effect of Divestments	—	0.3	—	0.1
Effect of MSAs	—	—	0.1	—
Effect of Exchange Rates	(4.5)	2.3	2.0	(0.2)
Organic revenue growth	4.7	14.9	11.6	10.4
Price	4.7	13.3	2.3	7.5
Volume/Mix	—	1.6	9.3	2.9

	Geographical Segments
	North	EMEA and
H1 2022 vs 2021 (%)	America	LatAm	APAC	Total
Revenue growth	17.4	8.7	15.7	13.4
Organic adjustments of which:	0.4	1.4	(0.6)	0.6
Effect of Acquisitions	—	—	(0.7)	(0.2)
Effect of Divestments	0.2	0.8	—	0.4
Effect of MSAs	0.2	0.6	0.1	0.4
Effect of Exchange Rates	(7.4)	2.0	(2.8)	(2.4)
Organic revenue growth	10.4	12.1	12.3	11.6
Price	2.1	5.5	3.1	3.7
Volume/Mix	8.3	6.6	9.2	7.9

	Product Categories
					Digestive
	Oral		Pain	Respiratory	Health and
H1 2023 vs 2022 (%)	Health	VMS	Relief	Health	Other	Total
Revenue growth	10.5	—	12.6	22.8	8.6	10.6
Organic adjustments of which:	—	(0.1)	0.2	—	—	—
Effect of Acquisitions	—	(0.1)	(0.3)	—	—	(0.1)
Effect of Divestments	—	—	0.5	—	—	0.1
Effect of MSAs	—	—	—	—	—	—
Effect of Exchange Rates	0.3	(0.4)	0.1	(0.8)	(0.9)	(0.2)
Organic revenue growth	10.8	(0.5)	12.9	22.0	7.7	10.4

	Product Categories
					Digestive
	Oral		Pain	Respiratory	Health and
H1 2022 vs 2021 (%)	Health	VMS	Relief	Health	Other	Total
Revenue growth	5.7	16.2	14.2	50.1	3.9	13.4
Organic adjustments of which:	(0.3)	0.1	—	0.3	3.2	0.6
Effect of Acquisitions	(0.3)	(0.1)	(0.2)	—	—	(0.2)
Effect of Divestments	—	0.2	0.2	0.3	1.5	0.4
Effect of MSAs	—	—	—	—	1.7	0.4
Effect of Exchange Rates	(0.3)	(4.4)	(2.5)	(3.7)	(3.6)	(2.4)
Organic revenue growth	5.1	11.9	11.7	46.7	3.5	11.6

Adjusted EBITDA

Adjusted EBITDA is calculated as profit after tax excluding income tax, finance income, finance expense, Adjusting items (as defined), depreciation of property, plant and equipment and right-of-use assets, amortisation of computer software, impairment of property, plant and equipment, right-of-use assets and computer software net of impairment reversals. Adjusted EBITDA does not reflect cash expenditures, or future requirements for capital expenditures or contractual commitments. Further, Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs, and although depreciation and amortisation are non-cash charges, the assets being depreciated and amortised are likely to be replaced in the future and Adjusted EBITDA does not reflect cash requirements for such replacements.

Adjusted EBITDA eliminates differences in performance caused by variations in capital structures (affecting net finance costs), tax positions (such as the availability of net operating losses against which to relieve taxable profits), the cost and age of tangible assets (affecting relative depreciation expense) and the extent to which intangible assets are identifiable (affecting relative amortisation expense). As a result, we believe that Adjusted EBITDA provides useful information to understand and evaluate the Group’s operating results.

The reconciliation between profit after tax for the period and Adjusted EBITDA for the period ended 30 June 2023 and 30 June 2022 is provided below:

	Six months ended 30 June
£m	2023	2022
Profit after tax	730	544
Add Back: Income tax	230	320
Less: Finance income	(38)	(43)
Add Back: Finance expense	219	79
Operating profit	1,141	900
Net amortisation and impairment of intangible assets	23	40
Restructuring costs	30	20
Transaction-related costs	7	—
Separation and admission costs	60	229
Disposals and others	10	2
Adjusted operating profit	1,271	1,191
Add Back: Depreciation of property, plant and equipment	75	66
Add Back: Depreciation of rights-of-use assets	23	16
Add Back: Amortisation of computer software	31	28
Add Back: Impairment of property, plant and equipment, rights-of-use assets and computer software net of impairment reversals	6	5
Adjusted EBITDA	1,406	1,306

Free cash flow

Free cash flow is calculated as net cash inflow from operating activities plus cash inflows from the sale of intangible assets, the sale of property, plant and equipment and interest received, less cash outflows for the purchase of intangible assets, the purchase of property, plant and equipment, distributions to non-controlling interests and net interest paid.

We believe free cash flow is meaningful to investors because it is the measures of the funds generated by the Group available for distribution of dividends, repayment of debt or to fund the Group’s strategic initiatives, including acquisitions. The purpose of presenting free cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures for maintaining the capital and operating structure of the Group (in the form of payments of interest, corporate taxation and capital expenditure).

The reconciliation of net cash inflow from operating activities to free cash flow for the period ended 30 June 2023 and 30 June 2022 is provided below:

	Six months ended 30 June
£m	2023	2022
Net cash inflow from operating activities	749	680
Less: Net capital expenditure1	(133)	(88)
Less: Distributions to non-controlling interests	(43)	(47)
Less: Interest paid	(220)	(4)
Add: Interest received	16	12
Free cash flow	369	553

1. Refer to “Net capital expenditure” below for calculation.

Free cash flow conversion

Free cash flow conversion is calculated as free cash flow, as defined above, divided by profit after tax. Free cash flow conversion is used by management to evaluate the cash generation of the business relative to its profit, by measuring the proportion of profit after tax that is converted into free cash flow as defined above. The reconciliation of free cash flow conversion for the period ended 30 June 2023 and 30 June 2022 is provided below:

	Six months ended 30 June
	2023	2022
Free cash flow (£m)	369	553
Reported profit after tax (£m)	730	544
Free cash flow conversion (%)	51%	102%

Net capital expenditure

Net capital expenditure includes purchases net of sales of property, plant and equipment and other intangible assets. Net capital expenditure is used by management to measure capital invested in the operating activities of the Group’s business. The reconciliation of net capital expenditure for the period ended 30 June 2023 and 30 June 2022 is provided below:

	Six months ended 30 June
£m	2023	2022
Purchase of property, plant and equipment	(122)	(78)
Proceeds from sale of property, plant and equipment	—	1
Purchase of intangible assets	(22)	(14)
Proceeds from sale of intangible assets	11	3
Net capital expenditure	(133)	(88)

Net debt

Net debt at a period end is calculated as short-term borrowings (including bank overdrafts and short-term lease liabilities), long-term borrowings (including long-term lease liabilities), and derivative financial liabilities less cash and cash equivalents and derivative financial assets.

We analyse the key cash flow items driving the movement in net debt to understand and assess cash performance and utilisation in order to maximise the efficiency with which resources are allocated. The analysis of cash movements in net debt allows management to more clearly identify the level of cash generated from operations that remains available for distribution after servicing the Group’s debt. In addition, the ratio of net debt to adjusted EBITDA is used by investors, analysts and credit rating agencies to analyse our operating performance in the context of targeted financial leverage.

The reconciliation of net debt to the different balance sheet items as at 30 June 2023 and 31 December 2022 is provided below:

	As at 30 June	As at 31 December
£m	2023	2022
Short-term borrowings	(1,097)	(437)
Long-term borrowings	(8,768)	(10,003)
Derivative financial liabilities	(214)	(206)
Cash and cash equivalents	490	684
Derivative financial assets	64	94
Net debt	(9,525)	(9,868)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Date: August 02, 2023	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary